

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Michael J. Ulrich
Trustee
Whiting USA Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

Via E-mail
James J. Volker
Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway
Suite 2300
Denver, CO 80290-2300

> **Re:** **Whiting USA Trust II**
> **Registration Statement on Form S-1**
> **Filed December 16, 2011**
> **File No. 333-178586**
>
> **Whiting Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed December 16, 2011**
> **File No. 333-178586-01**

Dear Messrs. Ulrich and Volker:

We have reviewed your registration statements. In addition to the comments set forth in our letter dated January 12, 2012, we have the following engineering comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond our comments by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Summary, page 1

Major Producing Areas, page 3

1.   We note the statement, "The underlying properties are located in mature fields with established production profiles." Please expand your presentation of proved reserves for each region to include the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

2.   Please expand the tabular disclosure - here and/or on page 52 - of the Trust's year-end 2011 total proved reserves to present proved developed and proved undeveloped reserve figures for oil and natural gas as specified by Item 1202(a)(2) of Regulation S-K. You may include figures for natural gas liquids by footnote.

3.   Please expand the disclosure of bench mark prices to include those for natural gas liquids. Also, please explain the sources of the $1.88 price premium for natural gas here and the $1.47 natural gas price premium on page 41.

Summary of Estimated Proved Reserves, page 6

4.   Please furnish to us on flash drive or compact disk the petroleum engineering reports you used as the basis for your December 31, 2011 disclosures of proved reserves attributable to the net profits interest. The report should include:
   a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please ensure that the cumulative production figures are presented for each one-line listing;
   b) Total company summary income forecast schedules for each proved reserve category - as well as total proved - with proved developed segregated into producing and non-producing properties;
   c) Individual income forecast(s) for the Keystone South and Rangely fields in the proved developed and proved undeveloped categories;
   d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for the Keystone South and Rangely fields. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

        Please indicate your preferred method of return and direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

5.   Some of these comments request that you submit supplemental information. If you wish
        that we return these materials to you upon completion of our review, you must do so at
        the time that you furnish the materials. See Rule 418(b) under Regulation C. A pre-paid
        shipping voucher will greatly facilitate the return of your documents.

Risk Factors, page 17

6.   Please amend your document to disclose the consequences of loss of hydrocarbon
        containment during drilling, transportation and processing.

Underlying Properties, page 44

Proved Reserves, page 59

7.   Please expand the year-end 2011 proved reserves table for the underlying properties to
        disclose reserve movements during 2011 as well as proved developed and proved
        undeveloped reserve volumes.

Proved Undeveloped Reserves, page 61

8.   Please expand the discussion of the year-end 2010 proved undeveloped reserves to
        include the capital costs you incurred in converting 1,644 MMBOE from PUD to proved
        developed status. Additionally, discuss any other sources of change to your PUD
        reserves, including revisions, extensions and discoveries, acquisition/divestment and
        improved recovery. Refer to Item 1203 of Regulation S-K. Please also disclose the same
        required information pertinent to your YE 2011 PUD reserves.

Appendix A

9.   Please file a third party reserve engineering report that: discusses the assumptions,
        methods and procedures used in the estimation of proved reserves as required by Item
        1202(a)(8)(iv) of Regulation S-K; presents the average adjusted pricing used to estimate
        proved reserves, the source and treatment of the production costs (including production
        overhead for operated properties) and capital costs employed as contemplated in Item
        108(a)(8)(v).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. John K. Wilson, Esq.